Exhibit 99.1

CBTX, Inc. Reports Fourth Quarter and Annual Financial Results

Houston, Texas, January 27, 2022 -- CBTX, Inc., or the Company (NASDAQ: CBTX), the bank holding company for CommunityBank of Texas, N.A., or the Bank, today announced its results for the quarter and year ended December 31, 2021.

Robert R. Franklin, Jr., Chairman, CEO and President of the Company said, “We are pleased to present our results for the fourth quarter of an eventful 2021 for CBTX, Inc. The first half of the year was marked with caution but optimism about where the Covid virus would take us as well as the economy. We had concern for both our employees and our customers due to the uncertainty surrounding the health of either. However, our team worked through these trying times and entered the second half of the year with determination. The Texas economy provided opportunities and showed its resiliency. Our teams hard work showed in the fourth quarter with nice loan growth which will provide good momentum going into the new year.”

Mr. Franklin continued, “Also, in the fourth quarter we announced that we found a great partner in Allegiance Bank. We are very excited about the opportunities that our combined organizations will have in the future. We have been working diligently on the merger and every day become more enthusiastic about the combined organization. We are making great progress identifying ways to build a better bank and our integration teams are hard at work. We are in the regulatory approval phase and are strong in our belief that this union will build a powerful bank in our markets and provide for great shareholder value.”

Mr. Franklin added, “Additionally, the fourth quarter marked the end of our regulatory challenges as we settled and ended the investigation by the Financial Crimes Enforcement Network and the order with the OCC. We are pleased to have concluded this chapter and we believe the BSA program stands ready to be a leader for our merger partner and ready for our increase in size and scale.”

Mr. Franklin concluded, “We are excited about the opportunities that 2022 will provide. We have liquidity, capital and an asset sensitive balance sheet that should allow us to succeed in our Texas markets which continue to do well.”

Highlights

●	Net income for the year ended December 31, 2021 was $35.6 million, or $1.45 per diluted share, compared to $26.4 million, or $1.06 per diluted share, for the year ended December 31, 2020.
●	The Company reported a net loss of $545,000 for the fourth quarter of 2021, or $0.02 per diluted share, compared to net income of $14.4 million, or $0.59 per diluted share, for the third quarter of 2021 and net income of $10.2 million, or $0.41 per diluted share, for the fourth quarter of 2020.
●	The Bank resolved Bank Secrecy Act/Anti-Money Laundering, or BSA/AML, compliance matters in December 2021 and incurred a $8.0 million charge to noninterest expense in the fourth quarter of 2021.
●	Loans excluding loans held for sale increased $259.1 million from September 30, 2021 to December 31, 2021 and decreased $56.6 million from December 31, 2020 to December 31, 2021.
●	The Company’s allowance for credit losses, or ACL, decreased $863,000 to $31.3 million during the fourth quarter of 2021, primarily due to qualitative factor adjustments associated with continued improvements in the local economy.
●	Net interest margin on a tax equivalent basis decreased to 3.31% for the year ended December 31, 2021, compared to 3.73% for the year ended December 31, 2020 and the net interest margin on a tax equivalent basis decreased to 3.07% for the fourth quarter of 2021, compared to 3.22% for the third quarter of 2021 and 3.62% for the fourth quarter of 2020.

●	Deposits increased $299.6 million between September 30, 2021 and December 31, 2021 and $529.5 million between December 31, 2020 and December 31, 2021.

Pending Merger

On November 8, 2021, Allegiance Bancshares, Inc., or Allegiance, the holding company of Allegiance Bank, and CBTX jointly announced that they entered into a definitive merger agreement pursuant to which the companies will combine in an all-stock merger of equals to create a combined company with an equity market capitalization of approximately $1.5 billion and the 17th largest deposit market share in the State of Texas. Under the terms of the definitive merger agreement, Allegiance shareholders will receive 1.4184 shares of CBTX common stock for each share of Allegiance common stock they own. Based on the number of outstanding shares of Allegiance and CBTX as of November 5, 2021, Allegiance shareholders will own approximately 54% and CBTX shareholders will own approximately 46% of the combined company. The companies have submitted the required regulatory filings and the parties anticipate closing in the second quarter of the year.

Operating Results

Net income for the year ended December 31, 2021 was $35.6 million, or $1.45 per diluted share, compared to $26.4 million, or $1.06 per diluted share, for the year ended December 31, 2020. This increase of $9.2 million for 2021, compared to 2020, was primarily due to a recapture for credit losses of $10.8 million for 2021, compared to a provision for credit losses of $18.9 million for 2020. In addition, noninterest expense increased $15.6 million, income tax expense increased $3.9 million, net interest income decreased $2.4 million and noninterest income increased $1.5 million in 2021, compared to 2020.

The Company reported a net loss of $545,000 for the fourth quarter of 2021, or $0.02 per diluted share, compared to net income of $14.4 million, or $0.59 per diluted share, for the third quarter of 2021 and net income of $10.2 million, or $0.41 per diluted share, for the fourth quarter of 2020. The decrease of $15.0 million in net income for the fourth quarter of 2021, compared to the third quarter of 2021, was primarily due to a $10.5 million increase in noninterest expense and a $3.7 million increase in the provision for credit losses. The decrease of $10.8 million in net income for the fourth quarter of 2021, compared to the fourth quarter of 2020, was primarily due to a $11.2 million increase in noninterest expense, a $1.7 million decrease in net interest income, partially offset by a $1.1 million decrease in the provision for credit losses and a $578,000 increase in noninterest income.

Net Interest Income

Net interest income was $30.8 million for the fourth quarter of 2021, compared to $31.2 million for the third quarter of 2021 and $32.5 million for the fourth quarter of 2020. Net interest income decreased $439,000 during the fourth quarter of 2021, compared to the third quarter of 2021, primarily due to lower rates on loans, which was partially offset by higher average securities. Net fees recognized on Paycheck Protection Program, or PPP, loans during the fourth quarter of 2021 were $1.5 million and $2.3 million in the third quarter of 2021.

Net interest income decreased $1.7 million during the fourth quarter of 2021, compared to the fourth quarter of 2020, primarily due to lower average loans, which was partially offset by higher average securities and interest-bearing deposits at other financial institutions and lower rates on interest-bearing deposits. Net fees recognized on PPP loans during the fourth quarter of 2021 were $1.5 million and $2.1 million in the fourth quarter of 2020.

Net interest income decreased $2.4 million during 2021, compared to 2020, primarily due to lower average loans, lower rates on interest-earning assets and higher average interest-bearing deposits, which was partially offset by higher average securities and interest-bearing deposits at other financial institutions and lower rates on interest-bearing deposits. Net fees recognized on PPP loans during 2021 were $8.4 million and $4.0 million during 2020.

The yield on interest-earning assets was 3.16% for the fourth quarter of 2021, compared to 3.33% for the third quarter of 2021 and 3.79% for the fourth quarter of 2020. The cost of interest-bearing liabilities was 0.28% for the fourth quarter of 2021, 0.30% for the third quarter of 2021 and 0.39% for the fourth quarter of 2020. The Company’s net interest margin on a tax equivalent basis was 3.07% for the fourth quarter of 2021, compared to 3.22% for the third quarter of 2021 and 3.62% for the fourth quarter of 2020.

The yield on interest-earning assets was 3.43% for 2021, compared to 3.98% for 2020. The cost of interest-bearing liabilities was 0.31% for 2021 and 0.57% for 2020. The Company’s net interest margin on a tax equivalent basis was 3.31% for 2021, compared to 3.73% for 2020.

Provision (Recapture) for Credit Losses

The provision for credit losses was a recapture of credit losses of $1.2 million for the fourth quarter of 2021, compared to a recapture of $4.9 million for the third quarter of 2021 and a recapture of $135,000 for the fourth quarter of 2020.

The recapture of credit losses of $1.2 million for the fourth quarter of 2021 primarily resulted from qualitative factor adjustments associated with continued improvements in the local economy.

The recapture of credit losses of $135,000 for the fourth quarter of 2020 was comprised of a recapture of credit losses of $364,000 related to unfunded commitments as a result of a decrease in availability and a provision for credit losses of $229,000 for loans.

The recapture of credit losses of $10.8 million in 2021 primarily resulted from the adjustment of certain qualitative factors used to determine the ACL due to the continued improvements in the national and local economies and forecast assumptions. The provision for credit losses of $18.9 million in 2020 primarily resulted from the impact of the COVID-19 pandemic, sustained instability of the oil and gas industry, an increase in adversely graded loans and an increase in charge-offs of $3.1 million from 2019 to 2020.

The ACL for loans was $31.3 million, or 1.09%, to loans excluding loans held for sale at December 31, 2021, $32.2 million, or 1.23%, at September 30, 2021 and $40.6 million, or 1.39%, at December 31, 2020. The decrease in the ACL for loans during 2021, as compared to 2020, was primarily the result of the adjustment of certain qualitative factors utilized in the Company’s ACL estimate due to the continued improvements in the national and local economies and forecast assumptions.

Noninterest Income

Noninterest income was $4.1 million for the fourth quarter of 2021, $5.6 million for the third quarter of 2021 and $3.5 million for the fourth quarter of 2020. The decrease of $1.5 million for the fourth quarter of 2021, compared to the third quarter of 2021, was primarily due to gains of $1.9 million recorded during the third quarter of 2021 related to bank-owned life insurance policies.

Noninterest income was $16.3 million for 2021 and $14.8 million for 2020. The increase of $1.5 million for 2021, compared to 2020, was primarily due to gains of $1.9 million related to bank-owned life insurance policies recorded during 2021, compared to gains of $769,000 related to bank-owned life insurance policies recorded during 2020. Net gains on sales of assets increased $1.1 million from $755,000 for 2020 to $1.8 million for 2021.

Noninterest Expense

Noninterest expense was $34.8 million for the fourth quarter of 2021, compared to $24.4 million for the third quarter of 2021 and $23.7 million for the fourth quarter of 2020. The increase in noninterest expense of $10.5 million between the third and fourth quarters of 2021 and the increase of $11.2 million between the fourth quarters of 2020 and 2021 were primarily due to the payment of $8.0 million to resolve BSA/AML compliance matters and $1.3 million of costs related to the pending merger with Allegiance. The Company incurred $400,000 of merger related costs in the third quarter of 2021.

The increase in noninterest expense of $15.6 million for 2021, compared to 2020, was primarily due to the payment of $8.0 million to resolve BSA/AML compliance matters, $1.7 million of costs related to the pending merger with Allegiance included in 2021 and a $5.1 million increase in salaries and employee benefits. The increase in salaries and employee benefits during 2021, compared to 2020, resulted from increased claims under the Company’s self-funded health plan, increased bonus expense, increased stock-based compensation expense and increased salary expense.

On December 16, 2021, the Bank, entered into a consent order with the Office of the Comptroller of the Currency, or OCC, regarding BSA/AML compliance matters, or the OCC Consent Order. Under the OCC Consent Order, the Bank paid a civil money penalty of $1.0 million.

On December 15, 2021, the Bank entered into a consent order with the Financial Crimes Enforcement Network (“FinCEN”) regarding BSA compliance matters, or the FinCEN Consent Order. Under the terms of the FinCEN Consent Order, the Bank paid a civil money penalty of $8.0 million; provided, however, that FinCEN agreed to credit the Bank the $1.0 million civil money penalty imposed by the OCC described above. As a result, the Bank paid an aggregate sum of $8.0 million under the OCC Consent Order and the FinCEN Consent Order. The OCC Consent Order and FinCEN Consent Order each settle the civil money proceedings against the Bank initiated by the OCC and FinCEN.

Income Taxes

Income tax expense was $1.8 million for the fourth quarter of 2021, $2.9 million for the third quarter of 2021 and $2.3 million for the fourth quarter of 2020. The effective tax rates were 142.41% for the fourth quarter of 2021, 16.81% for the third quarter of 2021 and 18.24% for the fourth quarter of 2020.

Income tax expense was $9.9 million for 2021 and $6.0 million for 2020. The effective tax rates were 21.79% for 2021 and 18.63% for 2020.

The differences between the federal statutory rate of 21% and the effective tax rates were largely attributable to permanent differences primarily related to tax exempt interest income and bank-owned life insurance earnings. The tax rate for the year ended December 31, 2021 and the fourth quarter of 2021 were also impacted by the resolution of the BSA/AML compliance matters as the payments are not tax deductible.

Balance Sheet Highlights

Loans

Loans excluding loans held for sale were $2.9 billion at December 31, 2021, $2.6 billion at September 30, 2021 and $2.9 billion at December 31, 2020. The increase in loans excluding loans held for sale from September 30, 2021 to December 31, 2021 of $259.1 million was primarily due to increased loan originations during the fourth quarter of 2021 and the purchase of loans from a third party totaling $81.4 million. The decrease of $56.6 million from December 31, 2020 to December 31, 2021 was primarily due to loan paydowns outpacing loan originations.

The decrease in loans was also impacted by the decrease in the Company’s PPP loans which were $52.8 million, net of deferred fees and unearned discounts, at December 31, 2021, $100.8 million at September 30, 2021 and $271.2 million at December 31, 2020. The PPP program has been closed to further borrowings and the Company has not originated any new loans under this program since the second quarter of 2021. At December 31, 2021, the Company has 330 PPP loans outstanding and 260 of these were originated in 2021 and are not due for any payment until July 2022 at the earliest.

In support of customers impacted by the COVID-19 pandemic, the Company offered relief through payment deferrals during 2020 and 2021. The Company had 7 loans subject to such deferral arrangements with outstanding principal balances of $18.5 million at December 31, 2021, 7 loans on deferral arrangements with total outstanding principal balances of $18.8 million at September 30, 2021 and 21 loans on deferral arrangement with total outstanding principal balances totaling $38.4 million at December 31, 2020.

Cash and Cash Equivalents

Cash and cash equivalents decreased $48.6 million from September 30, 2021 to December 31, 2021 primarily due to loan originations, purchases of securities and a purchase of loans from a third party totaling $81.4 million. Cash and cash equivalents increased $412.1 million from December 31, 2020 to December 31, 2021 primarily due to loan payments received and net deposit inflows.

Securities

Securities were $425.0 million at December 31, 2021, $359.5 million at September 30, 2021 and $237.3 million at December 31, 2020. The increases in securities were primarily due to purchases out pacing maturities, calls and paydowns.

Deposits and Borrowings

Total deposits were $3.8 billion at December 31, 2021, $3.5 billion at September 30, 2021 and $3.3 billion at December 31, 2020. The increase in deposits of $299.6 million between September 30, 2021 and December 31, 2021 was due to net deposit inflows of $142.8 million in interest-bearing accounts and net deposit inflows of $156.8 million in noninterest-bearing accounts. The increase in deposits of $529.5 million between December 31, 2020 and December 31, 2021 was due to net deposit inflows of $220.9 million and $308.6 million in interest-bearing accounts and noninterest-bearing accounts, respectively.

The Company defines total borrowings as the total of Federal Home Loan Bank advances and notes payable. Total borrowings were Federal Home Loan Bank advances of $50.0 million at December 31, 2021, September 30, 2021 and December 31, 2020.

Capital

At December 31, 2021, the Company continued to be well capitalized and maintained strong capital ratios under bank regulatory requirements. The Company’s total risk-based capital ratio was 16.42% at December 31, 2021, 18.12% at September 30, 2021 and 16.71% at December 31, 2020. The Company’s tier 1 leverage ratio was 11.22% at December 31, 2021, 11.69% at September 30, 2021 and 12.00% at December 31, 2020. The Company’s total shareholders’ equity to total assets ratio was 12.53% at December 31, 2021, 13.41% at September 30, 2021 and 13.84% at December 31, 2020.

The ratio of tangible equity to tangible assets was 10.85% at December 31, 2021, 11.64% at September 30, 2021 and 11.94% at December 31, 2020. Tangible equity to tangible assets is a non-GAAP financial measure. The most directly comparable financial measure calculated in accordance with United States generally accepted accounting principles, or GAAP, to tangible equity to tangible assets is total shareholders’ equity to total assets. See the table captioned “Non-GAAP to GAAP Reconciliation” at the end of this earnings release.

Non-GAAP Financial Measures

This earnings release contains certain non-GAAP financial measures including “tangible book value,” “tangible book value per share,” and “tangible equity to tangible assets,” which are supplemental measures that are not required by, or are not presented in accordance with, GAAP. Please refer to the table titled “Non-GAAP to GAAP Reconciliation” at the end of this earnings release for a reconciliation of these non-GAAP financial measures.

Conference Call Information

The Company will hold a conference call to discuss fourth quarter 2021 and annual financial results on Friday, January 28, 2022 at 8:00 a.m. Central Time (9:00 a.m. Eastern Time). Investors and interested parties may listen to the teleconference via telephone by calling (877) 620-1733 if calling from the U.S. or Canada (or (470) 414-9785 if calling from outside the U.S.). The conference call ID number is 6593549. To access the live webcast of the conference call, individuals can visit the Investor Relations page of the Company’s website: https://ir.cbtxinc.com/events-and-presentations. An archived edition of the earnings webcast will also be posted on the Company’s website later that day and will remain available to interested parties via the same link for one year.

The conference call will contain forward-looking statements in addition to statements of historical fact. The actual achievement of any forecasted results or the unfolding of future economic or business developments in a way anticipated or projected by the Company involves numerous risks and uncertainties that may cause the Company’s actual performance to be materially different from that stated or implied in the forward-looking statements. Such risks and uncertainties include, among other things, risks discussed within the “Risk Factors” section of the Company’s most recent Forms 10-Q and 10-K and subsequent 8-Ks.

About CBTX, Inc.

CBTX, Inc. is the bank holding company for CommunityBank of Texas, N.A., a community bank, offering commercial banking solutions to small and mid-sized businesses and professionals in Houston, Dallas, Beaumont and surrounding communities in Texas. Visit www.communitybankoftx.com for more information.

Forward-Looking Statements

This earnings release may contain certain forward-looking statements within the meaning of the securities laws that are based on various facts and derived utilizing important assumptions, current expectations, estimates and projections about the Company and its subsidiary. Forward-looking statements include information regarding the Company’s future financial performance, business and growth strategy, projected plans and objectives, as well as projections of macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts, although not all forward-looking statements include the foregoing. Further, certain factors that could affect our future results and cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: natural disasters and adverse weather on the Company’s market area, acts of terrorism, pandemics, an outbreak of hostilities or other international or domestic calamities and other matters beyond the Company’s control; the Company’s ability to manage the economic risks related to the impact of the COVID-19 pandemic (including risks related to its customers’ credit quality, deferrals and modifications to loans); the geographic concentration of the Company’s markets in Houston and Beaumont, Texas; the Company’s ability to manage changes and the continued health or availability of management personnel; the amount of nonperforming and classified assets that the Company holds and the time and effort necessary to resolve nonperforming assets; deterioration of asset quality; interest rate risk associated with the Company’s business; national business and economic conditions in general, in the financial services industry and within the Company’s primary markets; sustained instability of the oil and gas industry in general and within Texas; the composition of the Company’s loan portfolio, including the identity of the Company’s borrowers and the concentration of loans in specialized industries; changes in the value of collateral securing the Company’s loans; the Company’s ability to maintain important deposit customer relationships and its reputation; the Company’s ability to maintain effective internal control over financial reporting; the Company’s ability to pursue available remedies in the event of a loan default for PPP loans and the risk of holding such loans at unfavorable interest rates and on terms that are less favorable than those with customers to whom the Company would have otherwise lent; volatility and direction of market interest rates; liquidity risks associated with the Company’s business; systems failures, interruptions or breaches involving the Company’s information technology and telecommunications systems or third- or fourth-party servicers; the failure of certain third- or fourth-party vendors to perform; the institution and outcome of litigation and other legal proceedings against the Company or to which it may become subject; the operational risks associated with the Company’s business; the costs, effects and results of regulatory examinations, investigations, or reviews or the ability to obtain required regulatory approvals; changes in the laws, rules, regulations, interpretations or policies relating to financial institution, accounting, tax, trade, monetary and fiscal matters; governmental or regulatory responses to the COVID-19 pandemic that may impact the Company’s loan portfolio and forbearance practice; further government intervention in the U.S. financial system that may impact how the Company achieves its performance goals; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized; disruption to the parties’ businesses as a result of the announcement and pendency of the merger; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the failure to obtain the necessary approvals by the shareholders of Allegiance or the Company; the amount of the costs, fees, expenses and charges related to the merger; the ability by each of Allegiance and the Company to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the merger; the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the dilution caused by the Company’s issuance of additional shares of its common stock in the merger; general competitive, economic, political and market conditions; and other factors that may affect future results of the

Company and Allegiance including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation and OCC and legislative and regulatory actions and reforms; and other risks, uncertainties, and factors that are discussed from time to time in the Company’s reports and documents filed with the SEC. Additionally, many of these risks and uncertainties have been elevated by and may continue to be elevated by the COVID-19 pandemic.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission, or SEC, and other reports and statements that the Company has filed with the SEC. If one or more events related to these or other risks or uncertainties materialize, or if the Company’s underlying assumptions prove to be incorrect, actual results may differ materially from what it anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and the Company does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict which will arise. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Copies of the SEC filings for the Company are available for download free of charge from www.communitybankoftx.com under the Investor Relations tab.

Allegiance and the Company disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, the Company intends to file a registration statement on Form S-4 with the SEC to register the shares of the Company’s common stock that will be issued to Allegiance shareholders in connection with the merger. The registration statement will include a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger, which will be sent to the shareholders of the Company and Allegiance seeking their approval of the proposed merger.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ALLEGIANCE, THE COMPANY AND THE PROPOSED MERGER.

Investors and security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC by Allegiance or the Company through the website maintained by the SEC at https://www.sec.gov. Documents filed with the SEC by the Company will be available free of charge by accessing the Company’s website at www.communitybankoftx.com under the heading “Investor Relations” or, alternatively, by directing a request by mail or telephone to CBTX, Inc., 9 Greenway Plaza, Suite 110, Houston, Texas 77046, Attn: Investor Relations, (713) 210-7600, and documents filed with the SEC by Allegiance will be available free of charge by accessing Allegiance’s website at www.allegiancebank.com under the heading “Investor Relations” or, alternatively, by directing a request by mail or telephone to Allegiance Bancshares, Inc., 8847 West Sam Houston Parkway, N., Suite 200, Houston, Texas 77040, (281) 894-3200.

Participants in the Solicitation

The Company, Allegiance and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and Allegiance in connection with the proposed merger. Certain information regarding the interests of these participants and a description of their direct or indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Additional information about the directors and executive officers of the Company and their ownership of the Company’s common stock is set forth in the Company’s proxy statement for its annual meeting of shareholders, filed with the SEC on April 14, 2021. Additional information about the directors and executive officers of Allegiance and their ownership of Allegiance’s common stock is set forth in Allegiance’s proxy statement for its annual meeting of shareholders, filed with the SEC on March 10, 2021. These documents can be obtained free of charge from the sources described above.

CBTX, INC. AND SUBSIDIARY

Financial Highlights

(In thousands, except per share data and percentages)

	Three Months Ended					Years Ended
	12/31/2021	9/30/2021	6/30/2021	3/31/2021	12/31/2020	12/31/2021	12/31/2020
Profitability:
Net income (loss)	$(545)	$14,421	$11,703	$10,019	$10,236	$35,598	$26,361
Basic earnings (loss) per share	$(0.02)	$0.59	$0.48	$0.41	$0.42	$1.46	$1.06
Diluted earnings (loss) per share	$(0.02)	$0.59	$0.48	$0.41	$0.41	$1.45	$1.06
Return on average assets(1)	(0.05)%	1.37%	1.14%	1.03%	1.05%	0.86%	0.70%
Return on average shareholders' equity(1)	(0.38)%	10.15%	8.49%	7.39%	7.47%	6.37%	4.85%
Net interest margin - tax equivalent(1)	3.07%	3.22%	3.29%	3.71%	3.62%	3.31%	3.73%
Efficiency ratio(2)	99.78%	66.21%	73.02%	64.32%	65.64%	75.61%	64.23%

Liquidity and Capital Ratios:
Total shareholders' equity to total assets	12.53%	13.41%	13.68%	13.54%	13.84%	12.53%	13.84%
Tangible equity to tangible assets(3)	10.85%	11.64%	11.84%	11.67%	11.94%	10.85%	11.94%
Common equity tier 1 capital ratio	15.31%	16.87%	16.46%	15.75%	15.45%	15.31%	15.45%
Tier 1 risk-based capital ratio	15.31%	16.87%	16.46%	15.75%	15.45%	15.31%	15.45%
Total risk-based capital ratio	16.42%	18.12%	17.72%	17.00%	16.71%	16.42%	16.71%
Tier 1 leverage ratio	11.22%	11.69%	11.63%	11.90%	12.00%	11.22%	12.00%

Credit Quality:
Allowance for credit losses for loans to loans excluding loans held for sale	1.09%	1.23%	1.36%	1.41%	1.39%	1.09%	1.39%
Nonperforming assets to total assets	0.50%	0.49%	0.52%	0.59%	0.61%	0.50%	0.61%
Nonperforming loans to loans excluding loans held for sale	0.79%	0.79%	0.77%	0.81%	0.82%	0.79%	0.82%
Net charge-offs (recoveries) to average loans(1)	(0.01)%	(0.01)%	(0.07)%	0.01%	0.49%	(0.02)%	0.13%

Other Data:
Weighted average common shares outstanding - basic	24,437	24,432	24,447	24,508	24,621	24,456	24,761
Weighted average common shares outstanding - diluted	24,575	24,544	24,571	24,616	24,678	24,572	24,803
Common shares outstanding at period end	24,488	24,420	24,450	24,442	24,613	24,488	24,613
Dividends per share	$0.13	$0.13	$0.13	$0.13	$0.10	$0.52	$0.40
Book value per share	$22.96	$23.12	$22.75	$22.31	$22.20	$22.96	$22.20
Tangible book value per share(3)	$19.50	$19.65	$19.28	$18.84	$18.74	$19.50	$18.74
Employees - full-time equivalents	506	520	529	517	511	506	511

(1)	Annualized.
(2)	Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.
(3)	Non-GAAP financial measure. See the table captioned “Non-GAAP to GAAP Reconciliation” at the end of this earnings release.

CBTX, INC. AND SUBSIDIARY

Condensed Consolidated Balance Sheets

(In thousands)

	12/31/2021	9/30/2021	6/30/2021	3/31/2021	12/31/2020

Loans excluding loans held for sale	$2,867,524	$2,608,402	$2,729,496	$2,891,632	$2,924,117
Allowance for credit losses for loans	(31,345)	(32,208)	(37,183)	(40,874)	(40,637)
Loans, net	2,836,179	2,576,194	2,692,313	2,850,758	2,883,480

Cash and equivalents	950,146	998,785	788,409	604,671	538,007
Securities	425,046	359,539	309,233	289,091	237,281
Premises and equipment	58,417	59,235	59,987	60,551	61,152
Goodwill	80,950	80,950	80,950	80,950	80,950
Other intangible assets	3,658	3,702	3,846	3,991	4,171
Loans held for sale	164	327	808	1,005	2,673
Operating lease right-to-use asset	11,191	11,527	12,514	12,900	13,285
Other assets	120,250	118,860	118,474	124,722	128,218
Total assets	$4,486,001	$4,209,119	$4,066,534	$4,028,639	$3,949,217

Noninterest-bearing deposits	$1,784,981	$1,628,144	$1,556,784	$1,621,408	$1,476,425
Interest-bearing deposits	2,046,303	1,903,491	1,860,002	1,763,339	1,825,369
Total deposits	3,831,284	3,531,635	3,416,786	3,384,747	3,301,794

Federal Home Loan Bank advances	50,000	50,000	50,000	50,000	50,000
Operating lease liabilities	14,142	14,556	15,590	16,060	16,447
Other liabilities	28,450	48,335	27,931	32,483	34,525
Total liabilities	3,923,876	3,644,526	3,510,307	3,483,290	3,402,766

Total shareholders’ equity	562,125	564,593	556,227	545,349	546,451
Total liabilities and shareholders’ equity	$4,486,001	$4,209,119	$4,066,534	$4,028,639	$3,949,217

CBTX, INC. AND SUBSIDIARY

Condensed Consolidated Statements of Income

(In thousands)

	Three Months Ended					Years Ended
	12/31/2021	9/30/2021	6/30/2021	3/31/2021	12/31/2020	12/31/2021	12/31/2020
Interest income
Interest and fees on loans	$29,882	$30,765	$30,793	$33,165	$32,886	$124,605	$131,678
Securities	1,796	1,435	1,332	1,173	1,070	5,736	4,768
Interest-bearing deposits at other financial institutions	383	340	223	177	168	1,123	1,568
Equity investments	168	157	158	146	170	629	679
Total interest income	32,229	32,697	32,506	34,661	34,294	132,093	138,693
Interest expense
Deposits	1,180	1,227	1,267	1,350	1,549	5,024	9,168
Federal Home Loan Bank advances	222	221	221	221	221	885	903
Other interest-bearing liabilities	17	—	—	—	4	17	16
Total interest expense	1,419	1,448	1,488	1,571	1,774	5,926	10,087
Net interest income	30,810	31,249	31,018	33,090	32,520	126,167	128,606
Provision (recapture) for credit losses
Provision (recapture) for credit losses for loans	(901)	(5,057)	(4,190)	286	229	(9,862)	18,074
Provision (recapture) for credit losses for unfunded commitments	(306)	162	(893)	126	(364)	(911)	818
Total provision (recapture) for credit losses	(1,207)	(4,895)	(5,083)	412	(135)	(10,773)	18,892
Net interest income after provision (recapture) for credit losses	32,017	36,144	36,101	32,678	32,655	136,940	109,714
Noninterest income
Deposit account service charges	1,370	1,352	1,167	1,193	1,270	5,082	5,026
Card interchange fees	1,081	1,048	1,095	976	999	4,200	3,831
Earnings on bank-owned life insurance	385	2,323	390	390	407	3,488	2,422
Net gain on sales of assets	910	360	366	192	379	1,828	755
Other	354	479	473	360	467	1,666	2,747
Total noninterest income	4,100	5,562	3,491	3,111	3,522	16,264	14,781
Noninterest expense
Salaries and employee benefits	16,609	15,000	14,734	14,188	12,848	60,531	55,415
Occupancy expense	2,606	2,660	2,597	2,521	2,628	10,384	10,106
Professional and director fees	756	1,567	2,441	1,703	3,209	6,467	8,348
Data processing and software	1,716	1,629	1,661	1,576	1,330	6,582	5,369
Regulatory fees	8,366	478	501	556	748	9,901	1,798
Advertising, marketing and business development	263	493	510	285	438	1,551	1,500
Telephone and communications	471	516	550	463	455	2,000	1,752
Security and protection expense	439	425	537	390	423	1,791	1,447
Amortization of intangibles	179	182	186	191	197	738	846
Other expenses	3,427	1,422	1,480	1,412	1,382	7,741	5,519
Total noninterest expense	34,832	24,372	25,197	23,285	23,658	107,686	92,100
Net income before income tax expense	1,285	17,334	14,395	12,504	12,519	45,518	32,395
Income tax expense	1,830	2,913	2,692	2,485	2,283	9,920	6,034
Net income (loss)	$(545)	$14,421	$11,703	$10,019	$10,236	$35,598	$26,361

CBTX, INC. AND SUBSIDIARY

Net Interest Margin

(In thousands, except percentages)

	Three Months Ended
	December 31, 2021			September 30, 2021			December 31, 2020
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Interest Paid	Rate(1)	Balance	Interest Paid	Rate(1)	Balance	Interest Paid	Rate(1)
Assets
Interest-earning assets:
Total loans(2)	$2,702,211	$29,882	4.39%	$2,702,248	$30,765	4.52%	$2,961,622	$32,886	4.42%
Securities	404,064	1,796	1.76%	327,968	1,435	1.74%	236,233	1,070	1.80%
Interest-bearing deposits at other financial institutions	921,545	383	0.16%	854,406	340	0.16%	388,936	168	0.17%
Equity investments	13,374	168	4.98%	13,367	157	4.66%	15,346	170	4.41%
Total interest-earning assets	4,041,194	$32,229	3.16%	3,897,989	$32,697	3.33%	3,602,137	$34,294	3.79%
Allowance for credit losses for loans	(32,840)			(36,945)			(44,233)
Noninterest-earning assets	312,308			313,901			321,303
Total assets	$4,320,662			$4,174,945			$3,879,207
Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing deposits	$1,941,177	$1,180	0.24%	$1,895,617	$1,227	0.26%	$1,744,557	$1,549	0.35%
Federal Home Loan Bank advances	50,000	222	1.76%	50,000	221	1.75%	50,163	221	1.76%
Other interest-bearing liabilities	33	17	—	—	—	—	1,426	4	1.12%
Total interest-bearing liabilities	1,991,210	$1,419	0.28%	1,945,617	$1,448	0.30%	1,796,146	$1,774	0.39%
Noninterest-bearing liabilities:
Noninterest-bearing deposits	1,706,673			1,612,985			1,482,753
Other liabilities	54,612			52,712			55,174
Total noninterest-bearing liabilities	1,761,285			1,665,697			1,537,927
Shareholders’ equity	568,167			563,631			545,134
Total liabilities and shareholders’ equity	$4,320,662			$4,174,945			$3,879,207
Net interest income		$30,810			$31,249			$32,520
Net interest spread(3)			2.88%			3.03%			3.40%
Net interest margin(4)			3.02%			3.18%			3.59%
Net interest margin - tax equivalent(5)			3.07%			3.22%			3.62%

(1)	Annualized.
(2)	Includes average outstanding balances related to loans held for sale.
(3)	Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.
(4)	Net interest margin is equal to net interest income divided by average interest-earning assets.
(5)

Tax equivalent adjustments of $426,000, $369,000 and $287,000 for the quarters ended December 31, 2021, September 30, 2021 and December 31, 2020, respectively, were computed using a federal income tax rate of 21%.

CBTX, INC. AND SUBSIDIARY

Net Interest Margin – Year to Date

(In thousands, except percentages)

	Years Ended December 31,
	2021			2020
	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
(Dollars in thousands)	Balance	Interest Paid	Rate(1)	Balance	Interest Paid	Rate(1)
Assets
Interest-earning assets:
Total loans(2)	$2,784,663	$124,605	4.47%	$2,862,911	$131,678	4.60%
Securities	323,952	5,736	1.77%	236,625	4,768	2.02%
Interest-bearing deposits at other financial institutions	731,996	1,123	0.15%	366,628	1,568	0.43%
Equity investments	14,350	629	4.38%	14,874	679	4.57%
Total interest-earning assets	3,854,961	$132,093	3.43%	3,481,038	$138,693	3.98%
Allowance for credit losses for loans	(37,892)			(35,448)
Noninterest-earning assets	316,575			312,672
Total assets	$4,133,644			$3,758,262
Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing deposits	$1,870,148	$5,024	0.27%	$1,703,543	$9,168	0.54%
Federal Home Loan Bank advances	50,000	885	1.77%	55,205	903	1.64%
Other interest-bearing liabilities	8	17	—	1,631	16	0.98%
Total interest-bearing liabilities	1,920,156	$5,926	0.31%	1,760,379	$10,087	0.57%
Noninterest-bearing liabilities:
Noninterest-bearing deposits	1,603,006			1,404,027
Other liabilities	51,885			50,464
Total noninterest-bearing liabilities	1,654,891			1,454,491
Shareholders’ equity	558,597			543,392
Total liabilities and shareholders’ equity	$4,133,644			$3,758,262
Net interest income		$126,167			$128,606
Net interest spread(3)			3.12%			3.41%
Net interest margin(4)			3.27%			3.69%
Net interest margin - tax equivalent(5)			3.31%			3.73%

(1)    Annualized.

(2)	Includes average outstanding balances related to loans held for sale.
(3)	Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.
(4)	Net interest margin is equal to net interest income divided by average interest-earning assets.
(5)	Tax equivalent adjustments of $1.4 million and $1.1 million for the years ended December 31, 2021 and 2020, respectively, were computed using a federal income tax rate of 21%.

CBTX, INC. AND SUBSIDIARY

Rate/Volume Analysis

(In thousands)

	Three Months Ended December 31, 2021,
	Compared to Three Months September 30, 2021
	Increase (Decrease) due to
(Dollars in thousands)	Rate	Volume	Days	Total
Interest-earning assets:
Total loans	$(883)	$—	$—	$(883)
Securities	27	334	—	361
Interest-bearing deposits at other financial institutions	16	27	—	43
Equity investments	11	—	—	11
Total increase (decrease) in interest income	(829)	361	—	(468)
Interest-bearing liabilities:
Interest-bearing deposits	(77)	30	—	(47)
Federal Home Loan Bank advances	1	—	—	1
Other interest-bearing liabilities	17	—	—	17
Total increase (decrease) in interest expense	(59)	30	—	(29)
Increase (decrease) in net interest income	$(770)	$331	$—	$(439)

	Three Months Ended December 31, 2021,
	Compared to Three Months Ended December 31, 2020
	Increase (Decrease) due to
(Dollars in thousands)	Rate	Volume	Days	Total
Interest-earning assets:
Total loans	$(122)	$(2,882)	$—	$(3,004)
Securities	(33)	759	—	726
Interest-bearing deposits at other financial institutions	(13)	228	—	215
Equity investments	20	(22)	—	(2)
Total decrease in interest income	(148)	(1,917)	—	(2,065)
Interest-bearing liabilities:
Interest-bearing deposits	(542)	173	—	(369)
Federal Home Loan Bank advances	2	(1)	—	1
Other interest-bearing liabilities	13	—	—	13
Total increase (decrease) in interest expense	(527)	172	—	(355)
Increase (decrease) in net interest income	$379	$(2,089)	$—	$(1,710)

	Year Ended December 31, 2021,
	Compared to Year Ended December 31, 2020
	Increase (Decrease) due to
(Dollars in thousands)	Rate	Volume	Days	Total
Interest-earning assets:
Total loans	$(3,113)	$(3,599)	$(361)	$(7,073)
Securities	(783)	1,764	(13)	968
Interest-bearing deposits at other financial institutions	(2,012)	1,571	(4)	(445)
Equity investments	(24)	(24)	(2)	(50)
Total decrease in interest income	(5,932)	(288)	(380)	(6,600)
Interest-bearing liabilities:
Interest-bearing deposits	(5,019)	900	(25)	(4,144)
Federal Home Loan Bank advances	69	(85)	(2)	(18)
Other interest-bearing liabilities	2	(1)	—	1
Total increase (decrease) in interest expense	(4,948)	814	(27)	(4,161)
Decrease in net interest income	$(984)	$(1,102)	$(353)	$(2,439)

CBTX, INC. AND SUBSIDIARY

Average Balances and Yields

	Three Months Ended
	12/31/2021	9/30/2021	6/30/2021	3/31/2021	12/31/2020
Average Outstanding Balances (in thousands):
Interest-earning assets:
Total loans(1)	$2,702,211	$2,702,248	$2,835,995	$2,901,291	$2,961,622
Securities	404,064	327,968	302,808	259,341	236,233
Interest-bearing deposits at other financial institutions	921,545	854,406	670,508	475,279	388,936
Equity investments	13,374	13,367	15,338	15,353	15,346
Total interest-earning assets	4,041,194	3,897,989	3,824,649	3,651,264	3,602,137
Allowance for credit losses for loans	(32,840)	(36,945)	(40,806)	(41,078)	(44,233)
Noninterest-earning assets	312,308	313,901	317,115	321,334	321,303
Total assets	$4,320,662	$4,174,945	$4,100,958	$3,931,520	$3,879,207
Interest-bearing liabilities:
Interest-bearing deposits	$1,941,177	$1,895,617	$1,839,812	$1,802,175	$1,744,557
Federal Home Loan Bank advances	50,000	50,000	50,000	50,000	50,163
Other interest-bearing liabilities	33	—	—	—	1,426
Total interest-bearing liabilities	1,991,210	1,945,617	1,889,812	1,852,175	1,796,146
Noninterest-bearing liabilities:
Noninterest-bearing deposits	1,706,673	1,612,985	1,611,565	1,478,183	1,482,753
Other liabilities	54,612	52,712	46,774	51,634	55,174
Total noninterest-bearing liabilities	1,761,285	1,665,697	1,658,339	1,529,817	1,537,927
Shareholders’ equity	568,167	563,631	552,807	549,528	545,134
Total liabilities and shareholders’ equity	$4,320,662	$4,174,945	$4,100,958	$3,931,520	$3,879,207

Yield Trend(2)
Interest-earning assets:
Total loans	4.39%	4.52%	4.36%	4.64%	4.42%
Securities	1.76%	1.74%	1.76%	1.84%	1.80%
Interest-bearing deposits at other financial institutions	0.16%	0.16%	0.13%	0.15%	0.17%
Equity investments	4.98%	4.66%	4.13%	3.86%	4.41%
Total interest-earning assets	3.16%	3.33%	3.41%	3.85%	3.79%
Interest-bearing liabilities:
Interest-bearing deposits	0.24%	0.26%	0.28%	0.30%	0.35%
Federal Home Loan Bank advances	1.76%	1.75%	1.77%	1.79%	1.76%
Other interest-bearing liabilities	—	—	—	—	1.12%
Total interest-bearing liabilities	0.28%	0.30%	0.32%	0.34%	0.39%
Net interest spread(3)	2.88%	3.03%	3.09%	3.51%	3.40%
Net interest margin(4)	3.02%	3.18%	3.25%	3.68%	3.59%
Net interest margin - tax equivalent(5)	3.07%	3.22%	3.29%	3.71%	3.62%

(1)Includes average outstanding balances of loans held for sale.
(2)Annualized.
(3)	Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.
(4)	Net interest margin is equal to net interest income divided by average interest-earning assets.
(5)	Tax equivalent adjustments were computed using a federal income tax rate of 21%.

CBTX, INC. AND SUBSIDIARY

Loans and Deposits Period End Balances

(In thousands, except percentages)

	12/31/2021		9/30/2021		6/30/2021		3/31/2021		12/31/2020
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

Loan Portfolio:
Commercial and industrial	$634,384	22.0%	$596,251	22.8%	$658,733	24.0%	$756,707	26.1%	$742,957	25.3%
Real estate:
Commercial real estate	1,091,969	38.0%	1,029,137	39.3%	1,060,968	38.7%	1,072,263	36.9%	1,041,998	35.5%
Construction and development	460,719	16.0%	393,541	15.0%	426,007	15.5%	464,091	16.0%	522,705	17.8%
1-4 family residential	277,273	9.6%	204,151	7.8%	211,328	7.7%	224,880	7.7%	239,872	8.2%
Multi-family residential	286,396	10.0%	285,852	10.9%	265,252	9.7%	271,719	9.4%	258,346	8.8%
Consumer	28,090	1.0%	27,930	1.1%	31,444	1.1%	32,767	1.1%	33,884	1.1%
Agriculture	7,941	0.3%	8,780	0.4%	8,283	0.4%	6,974	0.2%	8,670	0.3%
Other	89,655	3.1%	71,915	2.7%	78,607	2.9%	74,387	2.6%	88,238	3.0%
Gross loans	2,876,427	100.0%	2,617,557	100.0%	2,740,622	100.0%	2,903,788	100.0%	2,936,670	100.0%
Less allowance for credit losses	(31,345)		(32,208)		(37,183)		(40,874)		(40,637)
Less deferred fees and unearned discount	(8,739)		(8,828)		(10,318)		(11,151)		(9,880)
Less loans held for sale	(164)		(327)		(808)		(1,005)		(2,673)
Loans, net	$2,836,179		$2,576,194		$2,692,313		$2,850,758		$2,883,480

Deposits:
Interest-bearing demand accounts	$468,361	12.2%	$386,196	10.9%	$375,543	11.0%	$368,124	10.9%	$380,175	11.5%
Money market accounts	1,209,659	31.6%	1,139,167	32.3%	1,101,091	32.2%	995,945	29.4%	1,039,617	31.5%
Savings accounts	127,031	3.3%	118,794	3.4%	115,823	3.4%	112,467	3.3%	108,167	3.3%
Certificates and other time deposits, $100,000 or greater	134,775	3.5%	140,740	4.0%	142,343	4.2%	145,762	4.3%	152,592	4.6%
Certificates and other time deposits, less than $100,000	106,477	2.8%	118,594	3.4%	125,202	3.6%	141,041	4.2%	144,818	4.4%
Total interest-bearing deposits	2,046,303	53.4%	1,903,491	54.0%	1,860,002	54.4%	1,763,339	52.1%	1,825,369	55.3%
Noninterest-bearing deposits	1,784,981	46.6%	1,628,144	46.0%	1,556,784	45.6%	1,621,408	47.9%	1,476,425	44.7%
Total deposits	$3,831,284	100.0%	$3,531,635	100.0%	$3,416,786	100.0%	$3,384,747	100.0%	$3,301,794	100.0%

CBTX, INC. AND SUBSIDIARY

Credit Quality

(In thousands, except percentages)

	12/31/2021	9/30/2021	6/30/2021	3/31/2021	12/31/2020
Nonperforming Assets (at period end):
Nonaccrual loans:
Commercial and industrial	$9,090	$9,773	$10,038	$12,230	$12,588
Real estate:
Commercial real estate	11,512	10,419	10,572	10,664	10,665
Construction and development	142	—	—	236	238
1-4 family residential	1,784	351	363	378	526
Other	40	42	—	—	—
Nonaccrual loans	22,568	20,585	20,973	23,508	24,017
Accruing loans 90 or more days past due	—	—	—	—	—
Total nonperforming loans	22,568	20,585	20,973	23,508	24,017
Foreclosed assets	—	—	—	106	—
Total nonperforming assets	$22,568	$20,585	$20,973	$23,614	$24,017

Allowance for Credit Losses for Loans (at period end):
Commercial and industrial	$11,214	$11,401	$12,260	$13,812	$13,035
Real estate:
Commercial real estate	11,015	11,744	13,260	14,280	13,798
Construction and development	3,310	3,334	4,453	5,445	6,089
1-4 family residential	2,105	1,700	2,172	2,458	2,578
Multi-family residential	1,781	2,156	2,382	2,714	2,513
Consumer	406	449	494	434	440
Agriculture	88	109	115	107	137
Other	1,426	1,315	2,047	1,624	2,047
Total allowance for credit losses for loans	$31,345	$32,208	$37,183	$40,874	$40,637

Credit Quality Ratios (at period end):
Nonperforming assets to total assets	0.50%	0.49%	0.52%	0.59%	0.61%
Nonperforming loans to loans excluding loans held for sale	0.79%	0.79%	0.77%	0.81%	0.82%
Allowance for credit losses for loans to nonperforming loans	138.89%	156.46%	177.29%	173.87%	169.20%
Allowance for credit losses for loans to loans excluding loans held for sale	1.09%	1.23%	1.36%	1.41%	1.39%

CBTX, INC. AND SUBSIDIARY

Allowance for Credit Losses for Loans

(In thousands, except percentages)

	Three Months Ended
	12/31/2021	9/30/2021	6/30/2021	3/31/2021	12/31/2020

Beginning balance	$32,208	$37,183	$40,874	$40,637	$44,069

Provision (recapture):
Commercial and industrial	(227)	(945)	(1,955)	872	(7)
Real estate:
Commercial real estate	(729)	(1,516)	(1,020)	482	910
Construction and development	(24)	(1,119)	(992)	(644)	(245)
1-4 family residential	406	(469)	(286)	(120)	(293)
Multi-family residential	(375)	(226)	(332)	201	(604)
Consumer	(42)	(39)	(36)	(10)	(68)
Agriculture	(21)	(11)	8	(72)	(27)
Other	111	(732)	423	(423)	563
Total provision (recapture)	(901)	(5,057)	(4,190)	286	229

Net (charge-offs) recoveries:
Commercial and industrial	40	86	403	(95)	(305)
Real estate:
Commercial real estate	—	—	—	—	143
Construction and development	—	—	—	—	—
1-4 family residential	(1)	(3)	—	—	—
Multi-family residential	—	—	—	—	—
Consumer	(1)	(6)	96	4	1
Agriculture	—	5	—	42	—
Other	—	—	—	—	(3,500)
Total net (charge-offs) recoveries	38	82	499	(49)	(3,661)

Ending balance	$31,345	$32,208	$37,183	$40,874	$40,637
Net charge-offs (recoveries) to average loans(1)	(0.01)%	(0.01)%	(0.07)%	0.01%	0.49%

(1)	Annualized.

CBTX, INC. AND SUBSIDIARY

Non-GAAP to GAAP Reconciliation

(In thousands, except per share data and percentages)

Our accounting and reporting policies conform to GAAP and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional non-GAAP financial measures. We classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are not included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP in our statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating, other statistical measures or ratios calculated using exclusively financial measures calculated in accordance with GAAP. Non-GAAP financial measures should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the way we calculate the non-GAAP financial measures may differ from that of other companies reporting measures with similar names.

This earnings release contains certain non-GAAP financial measures including “tangible book value,” “tangible book value per common share,” and “tangible equity to tangible assets,” which are supplemental measures that are not required by, or are not presented in accordance with, GAAP.

We calculate tangible equity as total shareholders’ equity, less goodwill and other intangible assets, net of accumulated amortization, and tangible book value per share as tangible equity divided by shares of common stock outstanding at the end of the relevant period. The most directly comparable GAAP financial measure for tangible book value per share is book value per share.

We calculate tangible assets as total assets less goodwill and other intangible assets, net of accumulated amortization. The most directly comparable GAAP financial measure for tangible equity to tangible assets is total shareholders’ equity to total assets.

We believe that tangible book value per share and tangible equity to tangible assets are measures that are important to many investors in the marketplace who are interested in book value per share and total shareholders’ equity to total assets, exclusive of change in intangible assets.

The following table reconciles, as of the dates set forth below, total shareholders’ equity to tangible equity, total assets to tangible assets and presents book value per share, tangible book value per share, tangible equity to tangible assets and total shareholders’ equity to total assets:

	12/31/2021	9/30/2021	6/30/2021	3/31/2021	12/31/2020
Total shareholders’ equity	$562,125	$564,593	$556,227	$545,349	$546,451
Adjustments:
Goodwill	(80,950)	(80,950)	(80,950)	(80,950)	(80,950)
Other intangibles	(3,658)	(3,702)	(3,846)	(3,991)	(4,171)
Tangible equity	$477,517	$479,941	$471,431	$460,408	$461,330

Total assets	$4,486,001	$4,209,119	$4,066,534	$4,028,639	$3,949,217
Adjustments:
Goodwill	(80,950)	(80,950)	(80,950)	(80,950)	(80,950)
Other intangibles	(3,658)	(3,702)	(3,846)	(3,991)	(4,171)
Tangible assets	$4,401,393	$4,124,467	$3,981,738	$3,943,698	$3,864,096

Common shares outstanding	24,488	24,420	24,450	24,442	24,613
Book value per share	$22.96	$23.12	$22.75	$22.31	$22.20
Tangible book value per share	$19.50	$19.65	$19.28	$18.84	$18.74
Total shareholders’ equity to total assets	12.53%	13.41%	13.68%	13.54%	13.84%
Tangible equity to tangible assets	10.85%	11.64%	11.84%	11.67%	11.94%

Investor Relations:

Justin M. Long

281.325.5013

investors@CBoTX.com

Media Contact:

Ashley Warren

713.210.7622

awarren@CBoTX.com